EXHIBIT 12
BERKSHIRE HATHAWAY INC.
Statement Regarding Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Six Months Ended		Year Ended December 31,
	June 30, 2008		2007	2006	2005	2004	2003
Net earnings	$3,820		$13,213	$11,015	$8,528	$7,308	$8,151
Income tax expense	1,851		6,594	5,505	4,159	3,569	3,805
Minority interests in earnings	253		354	258	104	59	64
Equity in earnings of MidAmerican Energy Holdings Company	—		—	—	(523)	(237)	(429)
Fixed charges*	1,113		2,202	1,979	867	875	614

Earnings available for fixed charges	$7,037		$22,363	$18,757	$13,135	$11,574	$12,205

Investment and derivative gains/losses, pretax, included in Earnings available for fixed charges	$(591)		$5,509	$2,635	$5,408	$3,471	$4,083

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$969		$1,910	$1,724	$723	$721	$472
Rentals representing interest and other	144		292	255	144	154	142

	$1,113		$2,202	$1,979	$867	$875	$614

Ratio of earnings to fixed charges*	6.32	x	10.16x	9.48x	15.15x	13.23x	19.88x

Ratio of earnings, excluding investment and derivative gains/losses, to fixed charges*	6.85	x	7.65x	8.15x	8.91x	9.26x	13.23x

*	Includes fixed charges of finance and financial products and utilities and energy businesses as follows:

	Six Months Ended
	June 30, 2008	2007	2006	2005	2004	2003
Finance and financial products	$316	$608	$571	$598	$602	$337
Utilities and energy	636	1,265	1,070	—	—	—
     Excluding fixed charges of finance and financial products and utilities and energy businesses the ratios of earnings to fixed charges were as follows:

	Six Months Ended
	June 30, 2008		2007	2006	2005	2004	2003
Including investment and derivative gains/losses	37.80	x	62.28x	50.64x	46.61x	40.19x	42.84x
Excluding investment and derivative gains/losses	41.47	x	45.53x	42.84x	26.50x	27.48x	28.10x